FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding first-half of 2009 earnings.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 917 538 100 (34) 917 538 000 Fax (34) 917 532 821 www.repsol.com

Madrid, July 30th 2009

Number of pages: 12

First-Half 2009 Earnings

The record exploration campaign continues, with 13 discoveries reported in 2009

REPSOL POSTS NET INCOME OF

889 MILLION EUROS IN THE FIRST HALF OF 2009

•	In line with the rest of the industry, net income fell 58% due to the sharp decline in international oil (53%) and gas prices (56%) and refining margins (63%.)

•	During the first half of the year, Repsol made a record number of oil and gas discoveries (13) in Libya, Brazil, Algeria and the Gulf of México, all of which key strategic growth areas.

•	The finds in Buckskin (US) and Iguazu (Brazil) are amongst the ten biggest discoveries made worldwide in 2009.

•	Production started at the Shenzi field in the deepwater Gulf of Mexico (United States).

•	Solid financial position and 6.1 billion euros in available credit lines.

Press Release

In an environment marked by the sharp fall in international hydrocarbons prices, refining margins and product demand, Repsol posted net income of 889 million euros in the first half of 2009. This is a 58% decline from the earnings for the first half of the previous year. Excluding inventories, profit fell 55.7% to 771 million euros. Repsol’s operating profit was 1.583 billion euros, 54.8% less than the first half of 2008.

SHARP FALL IN INTERNATIONAL PRICES AND DEMAND

During the first half of 2009, oil industry earnings were severely affected by the fall in demand and prices of oil and natural gas. Brent crude averaged $51.7/bbl, 53% less than the $109/bbl recorded in the first half of 2008.

The average Henry Hub price for gas in the first half was $4.2/MBtu compared to $9.5/ MBtu in the year-earlier period, a fall of 55.8%. Refining margins declined 63.2% in the period to $2.5/bbl from $6.8/bbl.

FINANCIAL SOLIDITY AND CREDIT LINES OF 6.1 BILLION EUROS

In the current worldwide financial crisis, Repsol’s financial solidity and its 6.1 billion euros available in credit lines allow the company to forge ahead with its investment plans outlined in the Strategic Plan 2008-2012.

In consonance with the existing economic scenario, the company has put in place a 1.5 billion-euro extraordinary savings plan, representing a budget reduction of more than 10% of what was initially forecast for this year. As well as reducing corporate expenditure, Repsol continues to negotiate with suppliers to adapt existing contracts to the existing macroeconomic conditions.

The company’s net debt at the end of the June was 10.405 billion euros, of which 6.748 billion euros correspond to the consolidation of Gas Natural, following its purchase of Spanish utility Union Fenosa.

In July, the company paid out a complementary dividend of 0.525 euros per share, taking the total gross dividend from 2008 earnings to 1.05 euros per share, a 5% rise from the previous year.

EXPLORATORY RECORD WITH TWO OF THE BIGGEST FINDS WORLDWIDE

In the first half of 2009, Repsol had an unprecedented success in its exploration campaign, reporting a record 13 discoveries of oil and gas, amongst which are two of the world’s ten largest finds this year, Iguazu in Brazil and Buckskin in the Gulf of Mexico. The discoveries made in the last few years offer a great future potential which will help secure reserve and production growth over the next years.

Press Release

The recent confirmation in Brazil of hydrocarbons traces in the Vampira well, and the Panoramix, Piracuca and Iguazu discoveries, add to the Carioca and Guara discoveries of 2007 and 2008 and consolidate Brazil’s offshore one of the world’s most promising areas in terms of reserves.

In the Gulf of Mexico, the company made a new find in the Buckskin well in the first half of the year. The discovery indicates the existence of significant light and sweet oil resources. Additionally, Repsol in March began producing oil and gas from the Shenzi field in the Gulf of Mexico.

In the liquefied natural gas (LNG) business, Repsol began commercial operations at the Canaport LNG terminal in Canada, marking the entrance of the company into the North American gas market.

Upstream (Exploration and Production) operating profit was 325 million euros, a 76% decline when compared to the first half of 2008 as a result of a decline in oil and gas realisation prices from the record highs registered in the first half of 2008.

Combined gas and liquids production fell 1.8% due to contractual changes in Bolivia and Libya of 2008. Excluding the contractual changes and the reduction in OPEC quotas, production grew by 7.4%.

Investment in Exploration and production during the first half rose 35% to 652 million euros.

SHARP FALL IN REFINING MARGINS AND STRENGTH OF LPG AND MARKETING

In an environment marked by the fall in demand and declining international refining margins, improved results from the marketing and LPG businesses (butane and propane) partially compensated for the demand and margin decline. Operating income was 565 million euros, compared with 1.125 billion euros in the same period of 2008, representing a fall of 50%.

Regarding the first-half performance, despite the economic crisis and the lower sales volumes that in the year-earlier, Repsol’s downstream business (refining, marketing and chemicals) has begun to show a slight recovery in sales.

Investment in the downstream unit totalled 752 million euros in the first half, destined mainly for the expansion of the refinery in Cartagena and the fuel oil unit in Bilbao.

Press Release

IMPROVED PUMP PRICES IN YPF

Operating income at YPF fell 30% in the first half of 2009 to 452 million euros.

Profit declined despite a price increase for gas and service stations, which did not fully compensate for lower income from products sold in Argentina but referenced to international crude prices, export caps and an unfavourable exchange rate.

In July, YPF passed on a new price increase in service stations, increasing gasoline prices 7% and diesel prices by 8%. The government also agreed to raise some of the gas tariffs.

In the first half, production was 599,000 boe/d, a 2.1% decline compared to the year-earlier period. This fall is in line with the natural decline of the maturing fields in the area. Investment in the first half totalled 437 million euros.

POSITIVE IMPACT OF THE GAS NATURAL-UNION FENOSA MERGER

Gas Natural SDG in the fist half of 2009 posted operating income of 334 million euros against 287 million euros in the previous year, a rise of 16%.

The increase in profits included the positive impact of incorporating the results of Union Fenosa in Gas Natural. The financial cost of the acquisition attributable to Repsol was less than the resulting increase in operating profit, which indicates that the transaction has created net value from the start.

REPSOL YPF 2008 RESULTS

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – June		Change %
	2008	2009
Adjusted net income	1,883	804	(57.3)
CCS adjusted net income	1,505	686	(54.4)
Adjusted operating income	3,449	1,369	(60.3)
CCS adjusted operating income	2,805	1,174	(58.1)

Press Release

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – June		Change %
	2008	2009
EBITDA	4,916	2,988	(39.2)
Adjusted operating income	3,502	1,583	(54.8)
Financial expenses	(59)	(36)	—
Income before income tax and income of associates	3,443	1,547	(55.1)
Income tax	(1,253)	(611)	—
Share in income from companies carried by the equity method	58	49	(15.5)
Income for the period	2,248	985	(56.2)
Income attributable to minority interests	131	96	(26.7)
NET INCOME	2,117	889	(58.0)

BREAKDOWN OF REPSOL YPF

OPERATING PROFIT, BY BUSINESSES

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – June		Change %
	2008	2009
Upstream	1,327	325	(75.5)
LNG	50	34	(32.0)
Downstream	1,125	565	(49.8)
YPF	644	452	(29.8)
Gas Natural SDG	287	334	16.4
Corporate & others	69	(127)	—
TOTAL	3,502	1,583	(54.8)

Press Release

“CORE BUSINESS” OPERATING HIGHLIGHTS

	January – June		Change %
	2008	2009
Oil and gas production
(Thousand boepd)	335	329	(1.8)
Crude processed
(Thousand tons)	20.1	17.2	(14.2)
Sales of oil products
(Thousand tons)	21,937	18,851	(14.1)
Sales of petrochemical products
(Thousand tons)	1,494	1,165	(22.0)
LPG sales
(Thousand tons)	1,673	1,584	(5.3)

YPF OPERATING HIGHLIGHTS

	January – June		Change %
	2008	2009
Oil and gas production
(Thousand boepd)	612	599	(2.1)
Crude processed
(Thousand tons)	8.4	8.2	(2.4)
Sales of oil products
(Thousand tons)	7,488	7,228	(3.5)
Sales of petrochemical products
(Thousand tons)	783	615	(21.5)
LPG sales
(Thousand tons)	192	223	16.2

Press Release

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2008	JUNE 2009
NON-CURRENT ASSETS
Goodwill	2,851	4,639
Other intangible assets	1,228	2,467
Property, Plant and Equipment	25,737	32,045
Investment property	31	30
Equity-accounted financial investments.	525	531
Non-current financial assets	2,466	2,023
Deferred tax assets.	1,463	1,654
Other non-current assets	276	345
CURRENT ASSETS
Non-current assets classified as held for sale (*)	1,251	1,331
Inventories	3,584	4,095
Trade and other receivables	6,632	7,290
Other current financial assets	494	286

Press Release

Cash and cash equivalents	2,891	2,362
TOTAL ASSETS	49,429	59,098
TOTAL EQUITY
Attributable to equity holders of the parent	20,100	20,053
Attributable to minority interests	1,170	1,770
NON-CURRENT LIABILITIES
Subsidies	108	243
Non-current provisions.	2,710	3,019
Non-current financial debt.	10,315	14,206
Deferred tax liabilities	2,554	3,431
Other non-current liabilities	1,451	2,733
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale (*)	601	593
Current provisions	437	186
Current financial liabilities	1,788	4,102
Trade debtors and other payables:
Current debt for finance leases	31	137
Other trade debtors and payables	8,164	8,625
TOTAL LIABILITIES	49,429	59,098
Liabilities associated with non-current assets held for sale (*)

FIRST-HALF HIGHLIGHTS

New management structure

Repsol’s board of directors approved on February 26th changes to the company’s management structure aimed at simplifying and concentrating the management team. The new structure reduces by three the number of business units and is a rationalisation and simplification of Repsol’s management structure, reinforcing multidisciplinary business profiles with a global vision and ability to adapt to change.

Repsol’s AGM approved a 5% dividend rise

At the 2009 annual general meeting shareholders agreed the payment of a gross dividend from 2008 earnings of 1.05 euros per share, a rise of 5% from that paid from 2007 earnings. The total amount paid from 2008 earnings represents 47.3% of the year’s net income and is in line with the payout of other industry rivals and is consistent with the Strategic Plan 2008-2012 goal to increase profitability for shareholders.

Press Release

Start of production at the Shenzi field

At the end of March, Repsol began producing oil and gas from the Shenzi development in the deepwater area of the Gulf of Mexico, in one of the world’s most attractive offshore oil–producing areas, where Repsol holds 72 exploration licenses.

The producing platform has a nominal capacity of 100,000 barrels of oil per day and 50 million cubic feet per day of gas. It’s fed by seven wells connected to the platform, is expected to be expanded to a total of 15 producing wells. The project to develop the first phase was completed ahead of time and within budget.

Unprecedented exploratory success, 13 discoveries in 2009

Four new gas finds in Algeria

On January 26, Repsol has made three new gas finds in Algeria’s Sahara desert: One in the Reggane basin, where the company has already had a number of successes, another in the Ahnet Basin, and a third in the Berkine Basin. Initial production tests showed output of 1 million cubic metres/day, indicating the new finds have high gas potential. On April 1st, Repsol made a new find in the Ahnet basin, confirming the potential of the area and offering new development possibilities. Repsol operates the consortium which drilled the TGFO-1 well with a 33.75% stake

Significant oil find in the Gulf of Mexico

On February, 6th, Repsol has made a significant new oil find in the deepwater area of the Gulf of Mexico, in US waters. The discovery was made in the Buckskin well, 300 kilometres offshore Houston. Repsol is the operator of the well which shows indications of the existence of significant light and sweet oil resources. It is adjacent to and of a similar geological structure to the Chevron-operated Jack field.

Gas find in Moroccan waters

On March 30th, Repsol discovered gas in the Tanger-Larache area, 40 kilometres from the coast of Morocco. The find is made up of two columns of gas totalling 90 metres were uncovered in the Anchois-1 well drilled to a depth of 2,359 metres. Repsol operates the consortium with a 36% stake.

First find offshore Libya

On April 1st Repsol made its first offshore hydrocarbons discovery off the coast of Libya, a country where Repsol has a key presence as the largest foreign oil company. With this

Press Release

discovery, the company strengthens its position as the first private oil company in Libya The well, drilled to a depth of 4,820 metres in 50 metres of water, is the first drilled in block NC202, about 15 kilometres offshore Libya. The block is located in the Sirte Basin, and was awarded to Repsol and its partners in November 2003.

The Santos Basin, an area of enormous potential

Piracuca and Iguazu

Repsol and Petrobras confirmed on April 13th the commercial viability of a discovery made in January in the Piracuca well, in the BM-S-7 block of Brazil’s Santos Basin. Preliminary estimates indicate there could be 550 mboe of oil in place of light oil and natural gas.

On April 15th, Repsol announced a new discovery in the Santos’s Basin. The well known as Iguazu, is located in block BM-S-9, 340 kilometres off the Sao Paulo coast and at 2,140 meters deep, in the same evaluation area as the Carioca and Guara fields. Repsol has a 25% stake in the discovering consortium.

Panoramix

On May 11th Repsol made a new gas and condensates find in the shallow waters of the Santos Basin offshore Brazil, confirming the potential of the area and its strategic importance for the company. The production tests showed a maximum gas flow of 378,600 cubic metres/day and 1,570 bpd of condensate. Repsol is the operator of the exploration consortium with a 40% stake. Partners include Petrobras (35%), Vale (12.5%) and Woodside (12.5%).

Vampira becomes Repsol’s fourth discovery in Brazil

On July 28th Repsol confirmed the existence of traces of light crude oil and gas in the Vampira well, located in block S-M-789, in the BM-S-48 area, at about 200 kilometres from the coast of Sao Paulo, at a depth of 140 metros in the Santos Basin. Repsol is the operator of the block, with a 40% stake, and is partnered by Petrobras (35%), Vale (12.5%) and Woodside (12.5%). Work is currently underway to establish the quantity and quality of the hydrocarbons.

Two discoveries in Spanish Mediterranean waters

On July 1st Repsol made two new offshore oil discoveries in the Spanish Mediterranean. The Montanazo D-5 and Lubina-1 wells are located 45 kilometres from the coast of

Press Release

Tarragona could increase Spain’s oil production fourfold. Repsol, with a 75% stake, is the operator of the first of these discoveries, in a consortium with Gas Natural (17.7%) and Cepsa (7.3%). In the second discovery, Repsol is the sole holder.

Initial production tests produced flows of 3.800 bpd in Montanazo D-5 and 3.700 bpd in Lubina-1. Preliminary estimates show that the Montanazo and Lubina wells could produce oil for between five and seven years, extending the productive lives of the area. Both wells will be tied back to the Casablanca platform.

Repsol enters the North American gas market

On June 18th Repsol announced the completion of its Canaport LNG terminal in Canada, which began commercial operation on July 15th, sending gas to the United States and Canada, marking the entry of Repsol into the North American natural gas market.

The terminal, built in partnership with Irving Oil, is the first of its kind to be built on the east coast of North America in 30 years and the first ever to be built in Canada. The 1 Bcf per day facility, enough satisfy 20% of the demand in New Your and New England.

Repsol wins award for its integration policies for the disabled

Repsol on June 16th won the Fundación Empresa y Sociedad disability award for being the company that creates most jobs for the disabled. These award recognise the best corporate policies in integration for disabled people.

Repsol has more than 348 disabled workers, more than 2% of its workforce, and has its own global accessibility framework which has been implemented in Spain’s only two service stations with global accessibility and the AENOR certification.

Repsol named best Ibex-35 company for online financial information

Repsol was awarded on June 24th the status of Best Spanish Company for Financial Information on the Internet at the eighth edition of the annual awards ceremony held by the Spanish Association of Accounting and Business Administration (AECA), in the category of Ibex-35 companies. The AECA Awards aim to recognise the importance that new technologies have in developing a more efficient information market and the effect they have on the correct allocation of financial resources. Repsol has previously won this award in 2005, 2006, and 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 30th, 2009	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer